UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NATURAL RESOURCE PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

63900P103

(CUSIP Number)

Jasvinder Khaira

The Blackstone Group LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Jonathan P. Gill

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

Tel: (212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63900P103

1.	Name of Reporting Person BTO CARBON HOLDINGS LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 546,502*
	8.	Shared voting power 0
	9.	Sole dispositive power 546,502*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 546,502*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 4.27%*
14.	Type of reporting person PN

*	Based on 12,232,006 common units representing limited partner interests (the “Common Units”) of Natural Resource Partners L.P. (the “Partnership”) outstanding as of February 24, 2017, which number is based on information set forth in the Annual Report of the Partnership on Form 10-K for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission on March 6, 2017 (the “Partnership 2016 10-K”). The Reporting Person directly holds warrants to purchase 2,266,304 Common Units, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units on the exercise date. The aggregate amount of Common Units of which the Reporting Person may be deemed to have beneficial ownership and the percentage of class represented by such amount reflected herein is based on net settlement of the warrants into Common Units based on the volume weighted average trading price of the Common Units on the New York Stock Exchange on March 9, 2017 of $38.35 per Common Unit.

CUSIP No. 63900P103

1.	Name of Reporting Person BTO HOLDINGS MANAGER L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 546,502*
	8.	Shared voting power 0
	9.	Sole dispositive power 546,502*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 546,502*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 4.27%*
14.	Type of reporting person OO

*	Based on 12,232,006 Common Units of the Partnership outstanding as of February 24, 2017, which number is based on information set forth in the Partnership 2016 10-K. The Reporting Person indirectly holds warrants to purchase 2,266,304 Common Units, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units on the exercise date. The aggregate amount of Common Units of which the Reporting Person may be deemed to have beneficial ownership and the percentage of class represented by such amount reflected herein is based on net settlement of the warrants into Common Units based on the volume weighted average trading price of the Common Units on the New York Stock Exchange on March 9, 2017 of $38.35 per Common Unit.

CUSIP No. 63900P103

1.	Name of Reporting Person BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 546,502*
	8.	Shared voting power 0
	9.	Sole dispositive power 546,502*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 546,502*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 4.27%*
14.	Type of reporting person OO

*	Based on 12,232,006 Common Units of the Partnership outstanding as of February 24, 2017, which number is based on information set forth in the Partnership 2016 10-K. The Reporting Person indirectly holds warrants to purchase 2,266,304 Common Units, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units on the exercise date. The aggregate amount of Common Units of which the Reporting Person may be deemed to have beneficial ownership and the percentage of class represented by such amount reflected herein is based on net settlement of the warrants into Common Units based on the volume weighted average trading price of the Common Units on the New York Stock Exchange on March 9, 2017 of $38.35 per Common Unit.

CUSIP No. 63900P103

1.	Name of Reporting Person BTOA L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 546,502*
	8.	Shared voting power 0
	9.	Sole dispositive power 546,502*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 546,502*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 4.27%*
14.	Type of reporting person OO

*	Based on 12,232,006 Common Units of the Partnership outstanding as of February 24, 2017, which number is based on information set forth in the Partnership 2016 10-K. The Reporting Person indirectly holds warrants to purchase 2,266,304 Common Units, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units on the exercise date. The aggregate amount of Common Units of which the Reporting Person may be deemed to have beneficial ownership and the percentage of class represented by such amount reflected herein is based on net settlement of the warrants into Common Units based on the volume weighted average trading price of the Common Units on the New York Stock Exchange on March 9, 2017 of $38.35 per Common Unit.

CUSIP No. 63900P103

1.	Name of Reporting Person BLACKSTONE FAMILY TACTICAL OPPORTUNITIES INVESTMENT PARTNERSHIP ESC L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,302*
	8.	Shared voting power 0
	9.	Sole dispositive power 3,302*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,302*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0.03%*
14.	Type of reporting person PN

*	Based on 12,232,006 Common Units of the Partnership outstanding as of February 24, 2017, which number is based on information set forth in the Partnership 2016 10-K. The Reporting Person directly holds warrants to purchase 13,696 Common Units, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units on the exercise date. The aggregate amount of Common Units of which the Reporting Person may be deemed to have beneficial ownership and the percentage of class represented by such amount reflected herein is based on net settlement of the warrants into Common Units based on the volume weighted average trading price of the Common Units on the New York Stock Exchange on March 9, 2017 of $38.35 per Common Unit.

CUSIP No. 63900P103

1.	Name of Reporting Person BTO SIDE-BY-SIDE GP L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,302*
	8.	Shared voting power 0
	9.	Sole dispositive power 3,302*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,302*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0.03%*
14.	Type of reporting person OO

*	Based on 12,232,006 Common Units of the Partnership outstanding as of February 24, 2017, which number is based on information set forth in the Partnership 2016 10-K. The Reporting Person indirectly holds warrants to purchase 13,696 Common Units, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units on the exercise date. The aggregate amount of Common Units of which the Reporting Person may be deemed to have beneficial ownership and the percentage of class represented by such amount reflected herein is based on net settlement of the warrants into Common Units based on the volume weighted average trading price of the Common Units on the New York Stock Exchange on March 9, 2017 of $38.35 per Common Unit.

CUSIP No. 63900P103

1.	Name of Reporting Person BLACKSTONE HOLDINGS III L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Quebec, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 549,805*
	8.	Shared voting power 0
	9.	Sole dispositive power 549,805*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 549,805*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 4.3%*
14.	Type of reporting person PN

*	Based on 12,232,006 Common Units of the Partnership outstanding as of February 24, 2017, which number is based on information set forth in the Partnership 2016 10-K. The Reporting Person indirectly holds warrants to purchase 2,280,000 Common Units, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units on the exercise date. The aggregate amount of Common Units of which the Reporting Person may be deemed to have beneficial ownership and the percentage of class represented by such amount reflected herein is based on net settlement of the warrants into Common Units based on the volume weighted average trading price of the Common Units on the New York Stock Exchange on March 9, 2017 of $38.35 per Common Unit.

CUSIP No. 63900P103

1.	Name of Reporting Person BLACKSTONE HOLDINGS III GP L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 549,805*
	8.	Shared voting power 0
	9.	Sole dispositive power 549,805*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 549,805*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 4.3%*
14.	Type of reporting person PN

*	Based on 12,232,006 Common Units of the Partnership outstanding as of February 24, 2017, which number is based on information set forth in the Partnership 2016 10-K. The Reporting Person indirectly holds warrants to purchase 2,280,000 Common Units, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units on the exercise date. The aggregate amount of Common Units of which the Reporting Person may be deemed to have beneficial ownership and the percentage of class represented by such amount reflected herein is based on net settlement of the warrants into Common Units based on the volume weighted average trading price of the Common Units on the New York Stock Exchange on March 9, 2017 of $38.35 per Common Unit.

CUSIP No. 63900P103

1.	Name of Reporting Person BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 549,805*
	8.	Shared voting power 0
	9.	Sole dispositive power 549,805*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 549,805*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 4.3%*
14.	Type of reporting person OO

*	Based on 12,232,006 Common Units of the Partnership outstanding as of February 24, 2017, which number is based on information set forth in the Partnership 2016 10-K. The Reporting Person indirectly holds warrants to purchase 2,280,000 Common Units, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units on the exercise date. The aggregate amount of Common Units of which the Reporting Person may be deemed to have beneficial ownership and the percentage of class represented by such amount reflected herein is based on net settlement of the warrants into Common Units based on the volume weighted average trading price of the Common Units on the New York Stock Exchange on March 9, 2017 of $38.35 per Common Unit.

CUSIP No. 63900P103

1.	Name of Reporting Person THE BLACKSTONE GROUP L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 549,805*
	8.	Shared voting power 0
	9.	Sole dispositive power 549,805*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 549,805*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 4.3%*
14.	Type of reporting person PN

*	Based on 12,232,006 Common Units of the Partnership outstanding as of February 24, 2017, which number is based on information set forth in the Partnership 2016 10-K. The Reporting Person indirectly holds warrants to purchase 2,280,000 Common Units, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units on the exercise date. The aggregate amount of Common Units of which the Reporting Person may be deemed to have beneficial ownership and the percentage of class represented by such amount reflected herein is based on net settlement of the warrants into Common Units based on the volume weighted average trading price of the Common Units on the New York Stock Exchange on March 9, 2017 of $38.35 per Common Unit.

CUSIP No. 63900P103

1.	Name of Reporting Person BLACKSTONE GROUP MANAGEMENT L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 549,805*
	8.	Shared voting power 0
	9.	Sole dispositive power 549,805*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 549,805*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 4.3%*
14.	Type of reporting person OO

*	Based on 12,232,006 Common Units of the Partnership outstanding as of February 24, 2017, which number is based on information set forth in the Partnership 2016 10-K. The Reporting Person indirectly holds warrants to purchase 2,280,000 Common Units, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units on the exercise date. The aggregate amount of Common Units of which the Reporting Person may be deemed to have beneficial ownership and the percentage of class represented by such amount reflected herein is based on net settlement of the warrants into Common Units based on the volume weighted average trading price of the Common Units on the New York Stock Exchange on March 9, 2017 of $38.35 per Common Unit.

CUSIP No. 63900P103

1.	Name of Reporting Person STEPHEN A. SCHWARZMAN
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 549,805*
	8.	Shared voting power 0
	9.	Sole dispositive power 549,805*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 549,805*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 4.3%*
14.	Type of reporting person IN

*	Based on 12,232,006 Common Units of the Partnership outstanding as of February 24, 2017, which number is based on information set forth in the Partnership 2016 10-K. The Reporting Person indirectly holds warrants to purchase 2,280,000 Common Units, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units on the exercise date. The aggregate amount of Common Units of which the Reporting Person may be deemed to have beneficial ownership and the percentage of class represented by such amount reflected herein is based on net settlement of the warrants into Common Units based on the volume weighted average trading price of the Common Units on the New York Stock Exchange on March 9, 2017 of $38.35 per Common Unit.

CUSIP No. 63900P103

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 1201 Louisiana St., Suite 3400, Houston, Texas 77002, United States of America.

Item 2.	Identity and Background.

(a) – (b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

i.	BTO Carbon Holdings LP, a Delaware limited partnership,

ii.	Blackstone Family Tactical Opportunities Investment Partnership ESC L.P., a Delaware limited partnership (together with BTO Carbon Holdings LP “Blackstone Purchasers” and each a “Blackstone Purchaser”),

iii.	BTO Holdings Manager L.L.C., a Delaware limited liability company,

iv.	Blackstone Tactical Opportunities Associates L.L.C., a Delaware limited liability company,

v.	BTOA L.L.C., a Delaware limited liability company,

vi.	BTO Side-by-Side GP L.L.C., a Delaware limited liability company,

vii.	Blackstone Holdings III L.P., a Québec société en commandite,

viii.	Blackstone Holdings III GP L.P., a Delaware limited partnership,

ix.	Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company,

x.	The Blackstone Group L.P., a Delaware limited partnership,

xi.	Blackstone Group Management L.L.C., a Delaware limited liability company (each of the foregoing a “Blackstone” entity), and

xii.	Stephen A. Schwarzman, a citizen of the United States of America.

The principal business address of each of the Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(c) The principal business of BTO Carbon Holdings LP consists of investing in the Partnership. The principal business of Blackstone Family Tactical Opportunities Investment Partnership ESC L.P. consists of making various investments.

The principal business of BTO Holdings Manager L.L.C. is performing the functions of, and serving as, the general partner of BTO Carbon Holdings LP, and other affiliated Blackstone entities. The principal business of Blackstone Tactical Opportunities Associates L.L.C. is performing the functions of, and serving as, the managing member of BTO Holdings Manager L.L.C. and performing the functions of, and serving as, the general partner (or similar position) of other affiliated Blackstone entities. The principal business of BTOA L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Tactical Opportunities Associates L.L.C.

The principal business of BTO Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Family Tactical Opportunities Investment Partnership ESC L.P.

CUSIP No. 63900P103

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P., and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P., and other affiliated Blackstone entities.

The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) (b) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 2, 2017, pursuant to the Preferred Unit and Warrant Purchase Agreement dated February 22, 2017 by and among the Partnership, the Blackstone Purchasers and certain other purchasers affiliated with GoldenTree Asset Management LP and named therein (the “Purchase Agreement”), the Blackstone Purchasers collectively purchased 142,500 Class A Convertible Preferred Units (“Preferred Units”) of the Partnership for a cash purchase price of $1,000 per Preferred Unit (the “Per Unit Purchase Price”), less a 1.25% origination fee, a 1.25% structuring fee and certain expenses reimbursed by the Partnership, for total net payment of $136,093,750 in the aggregate. The Preferred Units are not convertible into Common Units prior to March 2, 2022, and thereafter are convertible only on certain conditions specified in the Partnership’s Fifth Amended and Restated Agreement of Limited Partnership (the “LPA”).

Also on March 2, 2017, pursuant to the Purchase Agreement, the Partnership issued two tranches of warrants (the “Warrants”) to the Blackstone Purchasers to purchase Common Units (Warrants to purchase 997,500 Common Units with an exercise price of $22.81 and Warrants to purchase 1,282,500 Common Units with an exercise price of $34.00). The holders of the Warrants may exercise the Warrants at any time before March 2, 2025. Upon the exercise of the Warrants, the Partnership shall elect whether to settle the Warrants in Common Units or cash, each on a net basis. If the Partnership elects to settle the Warrants in Common Units, the number of Common Units to be issued will be based upon the volume weighted average price of the Common Units upon the date such Warrants are exercised.

The Blackstone Purchasers’ payment of their portion of the aggregate purchase price was funded by capital contributions by the Blackstone Purchasers’ partners.

The description of the Purchase Agreement, the Preferred Units, the Warrants and the LPA in this Item 3 is not intended to be complete and is qualified in its entirety by the agreement and warrants that are filed as exhibits hereto and are incorporated by reference herein.

CUSIP No. 63900P103

Item 4.	Purpose of Transaction.

The Blackstone Purchasers purchased the Preferred Units and the Warrants pursuant to the Purchase Agreement for investment purposes, subject to the following:

In connection with the consummation of the transactions contemplated by the Purchase Agreement, the Blackstone Purchasers entered into a Board Representation and Observation Rights Agreement (the “Board Representation Agreement”) dated March 2, 2017 by and among the Blackstone Purchasers, the Partnership and certain other parties thereto. Pursuant to the Board Representation Agreement, GP Natural Resource Partners LLC, the general partner of the Partnership’s general partner, appointed one person designated by the Blackstone Purchasers to its board of directors (the “GP LLC Board”) and one person designated by the Blackstone Purchasers as an observer to attend the meetings of the GP LLC Board. Pursuant to the Board Representation Agreement, the Blackstone Purchasers have appointed Jasvinder Khaira as their designee on the GP LLC Board and David Kaden as their board observer. Each of Messrs. Khaira and Kaden is an employee of The Blackstone Group L.P. or one of its affiliates. The Blackstone Purchasers’ right to appoint one member of the GP LLC Board and an observer shall terminate at such time as the Blackstone Purchasers, together with their affiliates, no longer own at least 20% of the total number of the Preferred Units (together with the Preferred Units deemed to be owned in respect of Common Units previously issued upon conversion of Preferred Units) issued by the Partnership pursuant to the Purchase Agreement to all purchasers on March 2, 2017, together with all PIK Units (as defined below) that have been issued but not redeemed at such time. The representation afforded to the Blackstone Purchasers by the appointment of a member of the GP LLC Board and an observer may allow the Reporting Persons to have influence over the corporate activities of the Partnership, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The description of the Purchase Agreement, the Preferred Units, the Warrants and the Board Representation Agreement in this Item 4 is not intended to be complete and is qualified in its entirety by the agreements and warrants that are filed as exhibits hereto and are incorporated by reference herein.

The Reporting Persons intend to review on a continuing basis the Blackstone Purchasers’ investment in the Partnership. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Partnership, the Reporting Persons may communicate with the GP LLC Board, members of management and/or other partners or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the GP LLC Board with a view to maximizing the returns of the Partnership. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Partnership’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Partnership (which may include rights or securities exercisable or convertible into securities of the Partnership) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Partnership’s securities, subsequent developments affecting the Partnership, the Partnership’s business and prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Partnership or the GP LLC Board with respect to the business and affairs of the Partnership, and may from time to time consider pursuing or proposing any such transactions with advisors, the Partnership or other persons.

Item 5.	Interest in Securities of the Issuer.

The information set forth or incorporated in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

CUSIP No. 63900P103

Calculations of the number of Common Units beneficially owned by a Reporting Person in this Schedule 13D assume (a) the Partnership elects to net-settle the Warrants in Common Units and (b) that the Common Units issuable on exercise of the Warrants were determined using the volume weighted average price of the Common Units traded on the New York Stock Exchange on March 9, 2017.

(a) – (b) Calculations of the number of Common Units beneficially owned by a Reporting Person assume that the Partnership shall net-settle each exercise of Warrants beneficially owned by such Reporting Person in Common Units using a volume weighted average trading price of $38.35 for the Common Units traded on the New York Stock Exchange on March 9, 2017.

Calculations of the percentage of the Common Units beneficially owned assumes that there are 12,232,006 Common Units outstanding as of February 24, 2017, which number is based on information set forth in the Annual Report of the Partnership on Form 10-K for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission on March 6, 2017 (the “Partnership 2016 10-K”) plus all Common Units that the relevant Reporting Person may be deemed to beneficially own upon exercises of the Warrants that are net-settled by the Partnership in Common Units using a volume weighted average trading price of $38.35 for the Common Units traded on the New York Stock Exchange on March 9, 2017.

Pursuant to the terms of the Warrants, the Partnership has the right to elect to settle an exercise of the Warrants in cash equal to the market value of the Common Units in respect of which the Warrants are being exercised less the aggregate Warrant exercise price. To the extent that the Company exercises its rights to cash settle the exercise of the Warrants, the Reporting Persons shall not beneficially own the Common Units underlying the Warrants.

The aggregate number and percentage of Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition assume that the Partnership shall net-settle each exercise of Warrants in Common Units using a volume weighted average trading price of $38.35 on March 9, 2017 and are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BTO Carbon Holdings LP directly holds Warrants to purchase 2,266,304 Common Units and Blackstone Family Tactical Opportunities Investment Partnership ESC L.P. directly holds Warrants to purchase 13,696 Common Units, which Warrants are subject to mandatory net settlement as described above.

BTO Holdings Manager L.L.C. is the general partner of BTO Carbon Holdings LP. Blackstone Tactical Opportunities Associates L.L.C. is the managing member of BTO Holdings Manager L.L.C. BTOA L.L.C. is the sole member of Blackstone Tactical Opportunities Associates L.L.C.

BTO Side-by-Side GP L.L.C. is the general partner of Blackstone Family Tactical Opportunities Investment Partnership ESC L.P.

Blackstone Holdings III L.P. is the managing member of BTOA L.L.C. and the sole member of BTO Side-by-Side GP L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

The Blackstone Group L.P. is the sole member of Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Blackstone Purchasers to the extent they directly hold the Common Units reported on this Schedule 13D) is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

CUSIP No. 63900P103

(c) Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any securities of the Partnership.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Partnership reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference.

LPA

The preferences, limitations, powers and relative rights of the Preferred Units are set forth in the LPA. The Preferred Units entitle the holders to receive cumulative dividends at a rate of 12% per year, up to one half of which the Partnership may satisfy in additional Preferred Units (such additional Preferred Units, the “PIK Units”). The Preferred Units have a perpetual term, unless converted or redeemed as described below. The Preferred Units (including any PIK Units) are convertible into Common Units at the election of the holders (1) after the fifth anniversary and prior to the eighth anniversary of the issue date at a 7.5% discount to the volume weighted average trading price of the Common Units (the “VWAP”) for the 30 trading days immediately prior to the notice of conversion if the 30-day VWAP immediately prior to such notice is greater than $51.00 (subject to a maximum conversion of 33% of the Preferred Units in any 12 month period) and (2) after the eighth anniversary of the issue date at a 10% discount to the VWAP for the 30 trading days immediately prior to the notice of conversion. Instead of issuing Common Units pursuant to clause (1) of the preceding sentence, the Partnership may, at its option, redeem the Preferred Units proposed to be converted for cash at a price equal to the Per Unit Purchase Price, plus the value of any accrued and unpaid distributions. To the extent the holders of the Preferred Units have not elected to convert their Preferred Units by the twelfth anniversary of the issue date, the Partnership may require, at its option, conversion of the Preferred Units into Common Units at a 10% discount to the VWAP for the 30 trading days immediately prior to the notice of conversion. In addition, at any time after the issue date, the Partnership may redeem all or any portion of the Preferred Units (including PIK Units) for cash at the agreed upon per unit amount, which is calculated as the greater of (A) the Per Unit Purchase Price multiplied by (i) prior to the third anniversary of the closing date, 1.50, (ii) on or after the third anniversary of the closing date and prior to the fourth anniversary of the closing date, 1.70 and (iii) on or after the fourth anniversary of the closing date, 1.85 and (B) the Per Unit Purchase Price plus the value of all accrued and unpaid distributions in respect of the units to be redeemed.

The terms of the Preferred Units contain certain restrictions on the Partnership’s ability to pay distributions on its Common Units. To the extent that either (i) the Partnership’s consolidated leverage ratio is greater than 3.25x, or (ii) the ratio of the Partnership’s distributable cash flow to cash distributions made or proposed to be made is less than 1.2x (in each case, with respect to the most recently completed four-quarter period), the Partnership may not increase the quarterly distribution above $0.45 per quarter without the approval of the holders of a majority of the outstanding Preferred Units. In addition, if at any time after January 1, 2022, any PIK Units are outstanding, the Partnership may not make distributions on its Common Units until it has redeemed all PIK Units for cash.

The holders of the Preferred Units have the right to vote with holders of the Common Units on an as-converted basis and have other customary approval rights with respect to changes of the terms of the Preferred Units. In addition, the Blackstone Purchasers have certain approval rights over certain matters, including: the incurrence of new indebtedness, subject to certain exceptions; material changes to the Partnership’s business; acquisitions, divestitures and capital expenditures in excess of certain dollar thresholds; amendments to material contracts resulting in a cash impact to the Partnership in excess of certain dollar thresholds; settlement of certain litigations or regulatory matters; and amendments to related party contracts outside of the ordinary course of business.

CUSIP No. 63900P103

Registration Rights Agreement

On March 2, 2017, the Blackstone Purchasers also entered into a registration rights agreement (“Registration Rights Agreement”) by and among the Partnership, the Blackstone Purchasers and certain other purchasers affiliated with GoldenTree Asset Management LP. Pursuant to the Registration Rights Agreement, the Partnership shall file (i) a shelf registration statement to register the Common Units issuable upon exercise of the Warrants and to cause such registration statement to become effective not later than 90 days following March 2, 2017 and (ii) a shelf registration statement to register the Common Units issuable upon conversion of the Preferred Units and to cause such registration statement to become effective not later than the earlier of March 2, 2022 or 90 days following the first issuance of any Common Units upon conversion of Preferred Units (the “Registration Deadlines”). In addition, the Registration Rights Agreement gives the Blackstone Purchasers piggyback registration and demand underwritten offering rights under certain circumstances. If the shelf registration statements are not effective by the Registration Deadlines, the Partnership will be required to pay the Blackstone Purchasers certain liquidated damages in the amounts and upon the terms set forth in the Registration Rights Agreement.

The description of the LPA and the Registration Rights Agreement in this Item 6 is not intended to be complete and is qualified in its entirety by the agreements and warrants that are filed as exhibits hereto and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated March 13, 2017, among the Reporting Persons (filed herewith).

2.	Purchase Agreement dated as of February 22, 2017 by and among the Partnership, the Blackstone Purchasers and certain other purchasers affiliated with GoldenTree Asset Management LP named therein (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Partnership, filed on March 6, 2017).

3.	Warrant dated as of March 2, 2017 issued by the Partnership to BTO Carbon Holdings LP to purchase 991,508 Common Units with exercise price of $22.81 (filed herewith).

4.	Warrant dated as of March 2, 2017 issued by the Partnership to BTO Carbon Holdings LP to purchase 1,274,796 Common Units with exercise price of $34.00 (filed herewith).

5.	Warrant dated as of March 2, 2017 issued by the Partnership to Blackstone Family Tactical Opportunities Investment Partnership ESC L.P. to purchase 5,992 Common Units with exercise price of $22.81 (filed herewith).

6.	Warrant dated as of March 2, 2017 issued by the Partnership to Blackstone Family Tactical Opportunities Investment Partnership ESC L.P. to purchase 7,704 Common Units with exercise price of $34.00 (filed herewith).

7.	Board Representation and Observation Rights Agreement dated March 2, 2017 by and among the Blackstone Purchasers, the Partnership and certain other parties named therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Partnership, filed on March 6, 2017).

8.	Fifth Amended and Restated Agreement of Limited Partnership of the Partnership dated March 2, 2017 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Partnership, filed on March 6, 2017).

9.	Registration Rights Agreement dated as of March 2, 2017 by and among the Partnership, the Blackstone Purchasers and certain other purchasers affiliated with GoldenTree Asset Management LP named therein (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Partnership, filed on March 6, 2017).

CUSIP No. 63900P103

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2017

BTO CARBON HOLDINGS LP
By: BTO Holdings Manager L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO HOLDINGS MANAGER L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTOA L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE FAMILY TACTICAL OPPORTUNITIES INVESTMENT PARTNERSHIP ESC L.P.
By: BTO Side-by-Side GP L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Legal Officer

BTO SIDE-BY-SIDE GP L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

CUSIP No. 63900P103

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P. By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman